FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 30, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Extra-Audit Services Hiring Policy

Política de Contratação de Serviços Extra-Auditoria /

Extra-Audit Services Hiring Policy

Versão Inglês / English Version

1.	OBJECTIVE

The Extra-Audit Services Hiring Policy (“Policy”) aims to (i) ensure that Extra-Audit Services that may compromise the independence of the Independent Auditors of BRF S.A. (“BRF” or “Company”) are not engaged; (ii) set forth minimum standards required by the Company, pursuant to applicable law, to engage such services or other services provided by consultancy companies formed by its Independent Auditors; (iii) ensure the independence of the Independent Auditors so that they can provide audit services objectively and issue an impartial opinion, contributing to the formation of an environment of trust and credibility among managers, employees, shareholders and other interested parties.

2.	APPLICABILITY

This Policy is applicable to BRF and its direct or indirect Subsidiaries, located in Brazil and abroad.

3.	ROLES AND RESPONSIBILITIES

3.1	AREA RESPONSIBLE FOR HIRING EXTRA-AUDITING SERVICES

Request the proposals from the Independent Auditors and submit them, in the form established by BRF's Corporate Governance area, for consideration by CAI.

NOTE: The request to CAI on the hiring of Extra-Audit Services must be accompanied by a Technical Note, Letter of Independence from the Auditor, confirming that the Extra-Audit Services will not affect its independence from the audit services and draft of the work proposal, in which the scope of Extra-Audit Services should be detailed.

3.2 AUDIT AND INTEGRITY COMMITTEE - CAI

In addition to the attributions provided for in the Company's Bylaws, in the internal regulations of CAI and in the applicable legislation, CAI is responsible for the following duties:

a) Supervising, inspecting and monitoring the Independent Audit activities to assess independence, the quality of services provided and the adequacy of the services provided in view of the Company’s necessities;

b) Previously express an opinion on the contracting of Extra-Audit Services by the Company or by companies related to it; and

c) Present its recommendation to the Board of Directors on the hiring, dismissal and setting of the remuneration conditions for Extra-Audit Services.

3.3 BOARD OF DIRECTORS

Apptove the contracting of Extra-Audit Services, after hearing the opinion of CAI.

4.	GUIDELINES

4.1 All engagements of Extra-Audit Services involving the Independent Auditors must be submitted to the CAI, for analysis and recommendations with respect to the contracting.

4.2 Engagement proposals must be presented to the CAI, together with an analysis, conducted by the Independent Auditors themselves, of any events compromising auditors’ independence in the engagement, the scope of services to be provided and a quote with the relevant amounts.

4.3 Extra-Audit Services that may compromise the independence of the current Independent Auditors must not be engaged.

4.3.1 Among other causes that may be identified by CAI, are deemed to compromise the independence, when the Independent Auditor:

(a)	has financial interests with the Company, or other interest with the Company, that may affect professional judgment;
(b)audits	the proceeds of his or her own work;
(c)	promotes or defends the interests of the Company;
(d)performs	managerial functions for the Company;
(e)	had an employment relationship as an employee, manager or contractor, even if this relationship is indirect, in the last two years;
(f)	has a function or position incompatible with the independent audit activity; and
(g)has	fixed fees that are conditional or incompatible with the nature of the work contracted.

4.4 After the analysis carried out by CAI and in case there is a favorable opinion, the area responsible for the engagement must ensure that any safeguards are included in the Independent Audit service agreement for Extra-Audit Services

5.	REFERENCE DOCUMENTS

5.1.          BRF Bylaws;

5.2.          Internal Regulations of the Audit and Integrity Committee;

5.3.          Law No. 6,404 / 1976 - Corporate Law;

5.4.          Regulation of the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão; e

5.5.         Brazilian Corporate Governance Code: Publicly Held Companies - Interagent Work Group, coordinated by the IBGC.

6.	FINAL PROVISIONS

This Policy will come into force on the date of its approval by the Company's Board of Directors and may only be modified by a resolution of the Company's Board of Directors.

Any omissions and doubts regarding the interpretation of its provisions will be analyzed and clarified by the Board of Directors.

If any provision of this Policy is found to be invalid, illegal or ineffective, that provision will be limited, as far as possible, so that the validity, legality and effectiveness of the remaining provisions of this Policy are not affected or impaired.

Individuals violating these rules will be subject to the legal/disciplinary applicable measures, to be determined by the BRF competent administrators.

It will be incumbent upon the editor area to clarify any possible doubts, establish the procedures required for implementation, checking and dissemination of the rules mentioned in this document.

7.	APPROVALS

RESPONSIBLE	AREA
ELABORATORS	Corporate Legal Department
REVIEWERS	Controllership
APPROVERS	Board of Directors

GLOSSÁRIO

“Independent Auditors” or “Independent Audit”: means the company and its professionals that provides the integrated audit services related to the Company’s financial statements and internal controls to issue an opinion about the adequacy of such financial statements to reflect the Company’s financial and equity position, the result of its operations and changes in equity and other financial statements and adequation of its internal controls, in accordance with Brazilian Accounting Standards and specific law, as applicable.

“CAI”: means the Audit and Integrity Committee of BRF.

“Non-Audit Services”: means other review or consultancy services provided by the Independent Auditors, other than that described in the definition of Independent Auditors above. The hiring of Extra-Audit Services must follow the rules and requirements established in this Policy.